June 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    National Life Insurance Company

         National Variable Annuity Account II (File No. 811-08015)

         Capital Freedom Variable Annuity (File No. 333-193703; Accession  No. 0001104659-14-005708)

         Request for Withdrawal of Registration Statement on Form N-4

Dear Sir or Madam:

On behalf of National Life Insurance Company (“Company”) and National Variable Annuity Account II (“Account”), we hereby request that the above-referenced registration statement filed on Form N-4, together with all exhibits thereto, be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (“1933 Act”).

The initial registration statement was filed with the Commission on January 31, 2014 and did not become effective. The Company has since determined not to proceed with this offering at this time. No securities have been sold with respect to this offering.

The Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”). The Account is the funding vehicle for other variable annuity contracts issued by the Company that are registered separately under the 1933 Act. Therefore, the Account will maintain its registered status under the 1940 Act.

If you have any questions concerning this request, please contact me at 802-229-3858.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned thereunto duly authorized.

Sincerely,

/s/ Kerry A. Jung

Kerry A. Jung

Senior Counsel & Corporate Secretary